Exhibit 99.1

TORQUE ESPORTS CORP.

(formerly Millennial Esports Corp.)

Consolidated Financial Statements

For the Years Ended August 31, 2019 and 2018

(Expressed in United States Dollars)

Independent Auditor’s Report

To the Shareholders of Torque Esports Corp. (formerly, Millennial Esports Corp.)

Opinion

We have audited the consolidated financial statements of Torque Esports Corp. (formerly, Millennial Esports Corp.) and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2019 and 2018, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ (deficiency) equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has incurred losses to date resulting in a cumulative deficit as at August 31. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that material uncertainties exist that cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor’s report is Koko Yamamoto.

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
February 14, 2020

Torque Esports Corp.

(Formerly Millennial Esports Corp.)
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

As at August 31,	2019	2018

Assets
Current Assets
Cash (Note 20)	$2,827,014	$607,933
Accounts and other receivables (Note 22)	517,228	558,825
Government remittances receivable	711,278	479,587
Prepaid expenses and deposits (Note 22)	698,842	44,240
Total Current Assets	4,754,362	1,690,585
Deposit	-	29,231
Investment (Note 25(ii))	1,470,000	-
Property and equipment (Note 8)	82,635	162,871
Intangible assets (Note 7)	3,724,728	5,969,991
Leasehold improvements (Note 9)	2,618	3,314
Goodwill (Note 6)	651,354	6,907,801
Deferred income tax asset (Note 23)	-	144,822

Total Assets	$10,685,697	$14,908,615

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 22)	$3,910,899	$2,757,269
McLaren loan (Note 13)	-	115,303
Put option redemption liability (Note 4)	-	1,966,593
Customer points liability	8,270	8,270
Warrant liability (Note 15)	296,795	819,245
Current portion of long-term debt (Note 13)	90,033	79,356
Current portion of contingent performance share obligation (Note 18)	257,216	262,265
Deferred revenue	31,656	34,039
Contingent consideration (Note 4)	-	1,446,719
Promissory notes payable (Note 11)	852,884	-

Total Current Liabilities	5,447,753	7,489,059
Contingent performance share obligation (Note 18)	216,148	405,077
Convertible debt (Note 12)	12,532,723	-
Long-term debt (Note 13)	156,255	224,807

Total Liabilities	18,352,879	8,118,943

Shareholders’ (Deficiency) Equity
Share capital (Note 16)	29,613,406	29,573,077
Shares to be issued (Note 18)	760,216	455,736
Contributed surplus	2,753,037	2,722,686
Accumulated other comprehensive (loss)	(1,333,172)	(945,705)
Deficit	(39,754,120)	(25,016,122)

(Deficiency) equity attributable to shareholders	(7,960,633)	6,789,672

Net assets attributed to non-controlling interest (Note 4)	293,451	-

Equity attributable to non-controlling interest	293,451	-

Total Shareholders’ (Deficiency) Equity	(7,667,182)	6,789,672

Total Liabilities and Shareholders’ (Deficiency) Equity	$10,685,697	$14,908,615

The accompanying notes are an integral part of these consolidated financial statements.

Going Concern (Note 1)

Commitments and Contingencies (Note 18)

Subsequent Events (Notes 15 and 25)

On Behalf of the Board:

“Peter Liabotis”	“Darren Cox”
Director	Director

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

For the years ended August 31,	2019	2018
		(Note 19)
Revenues
Games development	$3,371,472	$2,634,395
Event income	12,628	899,089
Membership income	835,361	-
Total Revenues	4,219,461	3,533,484
Expenses
Consulting (Note 22)	812,390	2,664,266
Salaries and wages (Note 22)	1,724,044	1,610,481
Amortization and depreciation	2,386,805	1,725,719
Direct costs	3,550,277	2,585,172
Sponsorships and tournaments	586,850	1,164,321
Share-based payments (Notes 14 and 22)	73,843	2,305,039
Professional fees	711,521	786,411
Advertising and promotion	865,661	469,679
Travel	178,623	417,785
Rent	44,478	107,794
Office and general	458,436	598,275
Website maintenance and internet	109,765	169,799
Insurance	30,394	30,602
Interest and bank charges	234,852	28,213
(Gain) loss on foreign exchange	(178,005)	101,079
Bad debt expense	-	4,042
Change in fair value of warrant liability (Note 15)	(552,820)	(4,908,704)
Change in fair value of convertible debt (Note 12)	1,536,532	-
Accretion expense (Notes 4 and 13)	98,529	34,673
Change in fair value of contingent consideration	110,501	-
Change in fair value conversion feature and long-term debt	-	(429,951)
Gain on settlement of debt	(291,784)	(98,145)
Gain on extinguishment of convertible debt (Note 12)	(205,407)	-
Writedown of long-term investment (Note 5)	-	1,570,777
Impairment of intangible assets (Note 7)	-	1,688,980
Impairment of goodwill (Notes 4 and 6)	5,886,260	1,391,859

Total Expenses	18,171,745	14,018,166

Loss before income taxes	(13,952,284)	(10,484,682)
Deferred income tax (expense) recovery (Note 23)	(144,822)	859,643
	$(14,097,106)	$(9,625,039)
Minority interest in net loss	254,276	-

Net loss for the year from continuing operations, net	$(13,842,830)	$(9,625,039)

Discontinued operations (Note 19)
Loss from operations of discontinued Pro Gaming League Nevada Inc.	(895,168)	(1,878,424)

Loss on discontinued operations	(895,168)	(1,878,424)

Net loss	(14,737,998)	(11,503,463)

The accompanying notes are an integral part of these consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Consolidated Statements of Loss and Comprehensive Loss (Continued)

(Expressed in United States Dollars)

For the years ended August 31,	2019	2018
		(Note 19)
Net loss	(14,737,998)	(11,503,463)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	(387,467)	(945,002)

Comprehensive loss for the year	(15,125,465)	(12,448,465)

Basic and diluted net loss per share from continuing operations (Note 24)	$(6.28)	$(5.28)
Basic and diluted net loss per share from discontinued operations (Note 24)	$(0.41)	$(1.03)
Weighted average number of common shares outstanding (Note 1)	2,204,409	1,821,328

The accompanying notes are an integral part of these consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

(Expressed in United States Dollars)

							Net Assets
			Accumulated				Attributed to
		Shares	Other				Non-
	Share	to be	Comprehensive	Contributed			Controlling
	Capital	Issued	Loss	Surplus	Deficit	Total	Interest	Total
Balance, August 31, 2017	$11,633,752	$-	$(703)	$442,146	$(13,512,659)	$(1,437,464)	$-	$(1,437,464)
Shares issued for services	270,340	-	-	-	-	270,340	-	270,340
Performance shares	-	455,736	-	-	-	455,736	-	455,736
Share-based payments	-	-	-	2,305,039	-	2,305,039	-	2,305,039
Common shares and call option issued and warrants acquired on acquisition of Eden Games	2,314,216	-	-	104,883	-	2,419,099	-	2,419,099
Common shares issued on private placements, net of costs	12,211,746	-	-	-	-	12,211,746	-	12,211,746
Issuance of warrants	(2,495,354)	-	-	32,131	-	(2,463,223)	-	(2,463,223)
Common shares issued on exercise of options	296,398	-	-	(161,513)	-	134,885	-	134,885
Common shares issued on exercise of warrants	5,341,979	-	-	-	-	5,341,979	-	5,341,979
Net loss for the year	-	-	-	-	(11,503,463)	(11,503,463)	-	(11,503,463)
Other comprehensive loss	-	-	(945,002)	-	-	(945,002)	-	(945,002)

Balance, August 31, 2018	$29,573,077	$455,736	$(945,705)	$2,722,686	$(25,016,122)	$6,789,672	$-	$6,789,672
Convertible debt conversion	31,026	-	-	-	-	31,026	-	31,026
Share-based payments	-	-	-	73,843	-	73,843	-	73,843
Shares to be issued	-	304,480	-	-	-	304,480	-	304,480
Non-controlling interest in subsidiary	-	-	-	(43,492)	-	(43,492)	547,727	504,235
Common shares issued on exercise of warrants	9,303	-	-	-	-	9,303	-	9,303
Net loss for the year	-	-	-	-	(14,737,998)	(14,737,998)	(254,276)	(14,992,274)
Other comprehensive loss	-	-	(387,467)	-	-	(387,467)	-	(387,467)

Balance, August 31, 2019	$29,613,406	$760,216	$(1,333,172)	$2,753,037	$(39,754,120)	$(7,960,633)	$293,451	$(7,667,182)

The accompanying notes are an integral part of these consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

For the years ended August 31,	2019	2018
Operating activities
Net loss for the year	$(14,737,998)	$(11,503,463)
Items not affecting cash used in operating activities:
Amortization and depreciation	2,386,805	1,725,719
Change in fair value of warrants payable	(552,820)	(4,908,704)
Write-down of long-term investment	-	1,570,777
Write-down of leasehold improvements	-	862,973
Impairment of goodwill	5,886,260	1,391,859
Impairment of intangible assets	-	1,688,980
Change in fair value of contingent consideration and convertible debt	1,647,333	(429,951)
(Gain) on settlement and extinguishment of debt	(497,191)	(98,145)
Minority interest	(254,276)	-
Bad debt expense	-	4,042
Unrealized foreign exchange (gain)	(38,785)	(117,085)
Deferred income tax (recovery)	144,822	(859,643)
Accretion expense	98,529	34,673
Share-based payments	73,843	2,305,039

	(5,843,478)	(8,332,929)
Changes in non-cash working capital:
Accounts and other receivable	41,597	(437,728)
Government remittances receivable	(231,691)	(327,479)
Prepaid expenses and deposits	(625,371)	269,414
Accounts payable and accrued liabilities	1,996,691	3,422,679
Deferred revenue	(2,383)	34,039

Net cash flows from operating activities	(4,664,635)	(5,372,004)

Investing activities
Long-term investment (Note 8)	-	(242,700)
Short-term investments	-	123,644
Cash acquired on reverse takeover	-	1,700
Cash paid on acquisition of Eden Games	-	(8,462,125)
Cash acquired on acquisition of Eden Games	-	425,795
Purchase of property and equipment	(33,154)	(47,613)
Investment in Allinsports	(1,470,000)	-
Acquisition of intangible assets	(154,368)	-

Cash flows from investing activities	(1,657,522)	(8,201,299)

Financing activities
Proceeds from private placements	-	11,196,627
Proceeds from convertible debentures	8,821,607	-
Proceeds from promissory notes payable	200,000	-
Proceeds from exercise of options and warrants	3,816	1,433,532
Costs of issue	-	(119,484)
Proceeds received from McClaren loan	-	133,759
Repayment of McClaren loan	(68,170)	(8,337)
Repayment of long-term debt	(102,652)	(53,924)
Cash paid to settle contingent liability	(313,363)	-

Net cash flows from financing activities	8,541,238	12,582,173

Change in cash	2,219,081	(991,130)
Cash, beginning of year	607,933	1,599,063

Cash, end of year	$2,827,014	$607,933

The accompanying notes are an integral part of these consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Consolidated Statements of Cash Flows (Continued)

(Expressed in United States Dollars)

For the years ended August 31,	2019	2018
Non-Cash Transactions
Put option redemption liability on acquisition of Eden Games	$-	$2,037,387
Contingent consideration on acquisition of Eden Games	-	1,148,601
Finders’ warrants	-	32,131
Shares to be issued	304,480	455,736
Performance shares	-	270,340
Debt settled with shares	-	1,156,512
Option exercise for debt settlement	-	133,228
Shares issued on acquisition of Eden Games	-	2,314,216
Extinguishment of option on remaining shares of Eden Games	547,727	-
Issuance of units on conversion of debt	61,400	-
Assignment and exchange of debt	2,719,046	-

The accompanying notes are an integral part of these consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

1.	Corporate Information and Going Concern

Torque Esports Corp. (formerly Millennial Esports Corp.) (“Torque” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

The Company focuses on three areas: esports data provision, esports tournament hosting and esports racing.

On June 7, 2019, the Company consolidated its issued and outstanding common shares on the basis of 15 pre-consolidation shares for every 1 post consolidation share. The consolidation was approved during a meeting of shareholders on May 11, 2018. Subsequent to August 31, 2019, on October 17, 2019, the Company further consolidated its shares on the basis of 5 pre-consolidation shares for every 1 post-consolidation share. The consolidation was approved during a meeting of shareholders on October 16, 2019. Current and comparative disclosure has been amended to reflect these two share consolidations.

Pursuant to shareholder approval at the October 16, 2019 shareholders meeting, effective October 18, 2019, the Company changed its name to Torque Esports Corp. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $39,754,120 as at August 31, 2019 (2018 - $25,016,122). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at August 31, 2019, the Company had working capital of $(693,391) (August 31, 2018 - working capital deficiency of $4,979,229) which is comprised of current assets less current liabilities, excluding warrant liability.

These conditions indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

2.	Statement of Compliance and Basis of Presentation

Statement of Compliance

These consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 14, 2020.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention except for certain financial assets and liabilities that are presented at fair value.

These consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain variable benefits from its power over the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of disposal or loss of control. The Company’s subsidiaries are as follows:

	Country of	Ownership	Functional
Name of Subsidiary	Incorporation	Percentage	Currency
PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Pro Gaming League Nevada Inc.	USA	100%	US Dollar
Millennial Esports California Corp.	USA	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
IDEAS+CARS Ltd.	United Kingdom	100%	UK Pound
Eden Games S.A.	France	95.67%[1]	Euro

All inter-company balances and transactions have been eliminated.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

[1]	See Note 4

3.	Significant Accounting Policies

Use of Management Estimates, Judgments and Measurement Uncertainty

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Use of Management Estimates, Judgments and Measurement Uncertainty (Continued)

Foreign Currency Translation

Under IFRS, each entity must determine its own functional currency, which becomes the currency that entity measures its results and financial position in. Judgment is necessary in assessing each entity’s functional currency. In determining the functional currencies of the Company and its subsidiaries, the Company considered many factors, including the currency that mainly influences sales prices for goods and services, the currency of the country whose competitive forces and regulations mainly determine the sales prices, and the currency that mainly influences labour material and other costs for each consolidated entity.

Valuation of Warrant Liability

The Black-Scholes pricing model is used to determine the fair value for the warrants and utilizes subjective assumptions such as expected price volatility which is based on comparable companies, expected life of the warrant at the risk free rate. Any changes in these input assumptions can significantly affect the fair value estimate.

Income, Valued Added, Withholding and Other Taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Business Acquisitions

The determination of whether a transaction meets the definition of a business combination under IFRS 3 or constitutes an asset acquisition is subject to judgment. Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of acquisition date fair values and the value of contingent consideration often requires management to make assumptions and estimates about future events and discount rates. The assumptions with respect to the identification and fair value of intangible assets require a high degree of judgment and include estimates for future operating performance, discount rates, technology migration factors and terminal value rates.

The assumptions with respect to valuation of contingent consideration require a high degree of judgment and include estimates for future operating performance and discount rates. Under the terms of the acquisition of Eden Games, the Company is obligated to pay certain additional consideration amounts based on performance milestones being met by Eden Games (See Note 4).

As at August 31, 2019 and 2018 these milestones had been met. The value of the contingent consideration at August 31, 2019 was $nil (2018 - $1,446,719). The Company was also obligated to pay certain additional amounts based on performance milestones related to the IDEAS + CARS acquisition.

Where put options are issued on non-controlling interests, judgement is required in determining whether the risks are considered to be transferred to the parent or whether the risks remain with the non-controlling interest (See Note 4).

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Use of Management Estimates, Judgments and Measurement Uncertainty (Continued)

Goodwill and Intangible Assets Valuation

Goodwill and intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. Management uses judgment in estimating the recoverable values of the Company’s cash-generating units (“CGUs”) and uses internally developed valuation models that consider various factors and assumptions including estimates for future operating performance, discount rates, technology migration factors and terminal value rates. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill and intangible assets.

Valuation of Share-based Payments

The valuation of stock options involves key estimates such as volatility, forfeiture rates, estimated lives, market rates, and likelihood of performance measures being met. See Note 14.

Revenue Recognition

Judgement is required in identifying performance obligations and the timing of satisfaction of the performance obligations.

Contingencies

See Notes 1 and 18

Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership are transferred to the customer, which is at the time service has been rendered, the amount of revenue can be measured reliably, and the receipt of economic benefits is probable.

The Company derives its revenues from three revenue streams: (a) pay-to-enter tournaments; (b) game development income; (c) event revenue; and (d) membership income.

Pay-to-enter tournaments and fees for head-to-head match revenues are deferred until games are played and completed. Revenue is recognized based on the match stipulations, and is a portion of user winnings.

Game development income is derived from the development and sale of gaming applications.

Event revenue is recognized upon completion of the event.

Any consideration received in advance of services being rendered is recorded as deferred revenue and subsequently recognized as it is earned.

Intangible Assets

Intangible assets consist mainly of computer software, intellectual property rights, customer contracts and brands and are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Intellectual property, customer contracts, and brands acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Amortization of Intangible Assets

The Company amortizes its intangible assets using the straightline method over the following estimated useful lives:

Software	36 months
Customer contracts	60 months
Brands	60 months
Sports gamer platform back end	60 months
Sports gamer platform front end	22 months
Applications	36 months

Amortization on any additions to intangible assets commences when assets are available for use.

Property and Equipment

Property and equipment consist of furniture and fixtures, leasehold improvements and computer equipment, which are initially recorded at cost. Amortization is recorded using the following rates and methods:

Furniture and fixtures	5 years straight line
Computer equipment	3 years straight line
Leasehold improvements	term of the lease, plus one renewal

Amortization on any additions to property and equipment commences when the assets are available for use.

Discontinued Operations

During the year ended August 31, 2019, management decided to abandon the operations of Pro Gaming League Nevada Inc.

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been abandoned or classified as held for sale. The operations and cash flows can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes. When the Company classifies an operation as a discontinued operation, it represents the comparative consolidated statements of operations as if the operation had been discontinued from the start of the comparative year. In doing this, the Company excludes the results for the discontinued operations and any gain or loss from disposal from the consolidated statements of operations from continuing operations and presents them on a separate line as profit or loss (net of tax) from the discontinued operation. Per share information and changes to other consolidated comprehensive loss related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are presented separately from cash flows from continuing operations in the consolidated statements of cash flows.

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Impairment of Property and Equipment, Intangible Assets and Goodwill

Timing of Impairment Testing

The carrying values of property and equipment and finite life intangible assets are assessed at the reporting date as to whether there is any indication that the assets may be impaired. Goodwill and indefinite life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Impairment of Property and Equipment, Intangible Assets and Goodwill (Continued)

Impairment Testing

If any indication of impairment exists or when the annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or CGU to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. The Company generally uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of loss.

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance based on cash flows approved by management covering a period of five years with a terminal rate as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of loss. Impairment losses relating to goodwill cannot be reversed.

Basic and Diluted Loss per Share

The Company presents basic and diluted loss per share data for its common shares. Dilution is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprises the warrants of the Company. For the years ending August 31, 2019 and 2018, potentially dilutive common shares issuable on the exercise of warrants and stock options outstanding and conversion of debt were not included in the computation of loss per share because their effect was anti-dilutive.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Business Combinations

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions of management. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statement of profit and comprehensive income. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

Written Put and Call Options on Non-Controlling Interest

Fixed price put options granted to minority shareholders are recognized as liabilities at the present value of the strike price of the put option. Fixed price put options transfer the risks and rewards of ownership of the minority interest to the parent, and accordingly, a non-controlling interest is not recorded with respect to the shareholdings covered by the put options. If the put option expires unexercised, a non-controlling interest is recognized at that time, based on the proportionate share of the net assets of the subsidiary at the date of expiry.

Fixed price call options on the Company’s own shares are recorded as a charge to equity.

Share-based Payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

The fair value of share-based payments is established on the grant date using a model deemed appropriate considering the nature of the underlying option. The number of stock options expected to vest are estimated on the grant date and subsequently revised on a periodic basis. The estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option, expected stock price volatility and expected forfeitures. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in the consolidated statement of loss and comprehensive loss with a corresponding credit to equity-settled employee benefits reserve on a graded vesting basis over the vesting period. When stock options are exercised, any consideration paid is added to share capital and the recorded fair value of the stock option is removed from equity settled employee benefits reserve and added to share capital.

Warrants

All warrants issued under a unit financing arrangement are valued on the date of grant using the Black-Scholes pricing model, net of related issue costs. Expired warrants are removed from contributed surplus and credited directly to retained earnings. Where non-compensation warrants are denominated in a currency other than the Company’s functional currency, they are considered a derivative liability and marked to market at each period using the Black-Scholes pricing model.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Income Taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive loss.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Convertible Debt

The convertible debentures issued by the Company are convertible into units based on a conversion price in Canadian dollars and the Company’s functional currency is US dollars. As a result, the conversion feature is an embedded derivative liability. The Company has elected to use the “fair value option”. Under this approach, the convertible debenture is measured at fair value through profit or loss at each reporting period.

Long-term Investment

Investment in privately-held companies is initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 21.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately-held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Long-term Investment (Continued)

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Short-term Investments

Short-term investments include liquid investments with original maturities of greater than three months and less than one year.

Financial Instruments

Financial Assets

Recognition and Initial Measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and Subsequent Measurement

On initial recognition, financial assets and liabilities are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, accounts and other receivables, and deposits.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Financial Instruments (Continued)

Classification and Subsequent Measurement (Continued)

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash. The Company does not hold any financial assets measured mandatorily at FVTPL.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at FVTPL.

Business Model Assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and the way information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual Cash Flow Assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Financial Instruments (Continued)

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of Financial Assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial Liabilities

Recognition and Initial Measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

i.	Amortized cost

Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company’s accounts payable and accrued liabilities, McLaren loan, put option redemption liability, customer points liability, promissory notes, long-term debt and amount due to related parties do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Financial Liabilities (Continued)

ii.	Financial liabilities recorded at FVTPL

Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above. The Company has classified its warrant liability and convertible debt as at FVTPL.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Functional Currency

The functional currency of the Company and its subsidiaries is disclosed in Note 2. The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the Company’s consolidated statement of financial position and income and expenses at the average rate of the year (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss. Foreign currency differences are recognized in other comprehensive loss and accumulated in the translation reserve except to the extent that the translation difference is allocated to non-controlling interest.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Accounting Pronouncements Adopted During the Year

i)	The Company has adopted IFRS 15 – Revenue from Contracts with Customers, on September 1, 2018. IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard.

Revenues reflect the consideration to which the Company expects to be entitled to, in exchange for the transfer of promised goods or services as described below and categorized by operating segments identified and disclosed in Note 20.

The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer;
2.	Identifying the performance obligations;
3.	Determining the transaction price;
4.	Allocating the transaction price to the performance obligations; and
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

The Company’s revenue from the sale of game development services are considered to be revenue from contracts with customers. These contracts relate to the development of gaming applications, which are assessed as a single performance obligation and satisfied over time. Revenue is recognized over time by measuring progress towards completion of the performance obligation. Each customer contract contains deliverables based on a milestone schedule. The customer assumes control of each deliverable upon acceptance and as such, this is the best estimate in measuring satisfaction of the performance obligation.

Membership income is recognized when there is persuasive evidence that a contract or other arrangement exists, collection is reasonably assured and the entity has satisfied all its performance obligations and therefore, has provided service or delivered the product to the customer. The fee billed to customers is recognized as revenue at the end of each month. Revenue from non-recurring transactions are recognized when services are provided in accordance with the contract.

Esports event revenue is recognised upon completion of the event. In some cases, judgement is required in determining whether the customer is a business or the end consumer. This evaluation was made on the basis of whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon access to completed code to or receipt by the customer, depending on the contractual terms. The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return.

As the Company does not enter into contracts with its customers where, once performance has occurred, the Company’s right to consideration is dependent on anything other than the passage of time, the Company does not presently have any contract assets. The related accounts receivable balances are recorded in the balance sheet as trade receivables and generally have terms of 30 days.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued)

Accounting Pronouncements Adopted During the Year (Continued)

ii)	IFRS 9 – Financial instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010, November 2013 and finalized in July 2014. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit or loss and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting. However, there is no impact to the Company from these amendments as it does not apply hedge accounting. On September 1, 2018, the Company adopted these amendments.

The new hedge accounting guidance had no impact on the Company’s consolidated financial statements.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains the primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI) and fair value through profit and loss (FVTPL).

Below is a summary showing the classification and measurement bases of the financial instruments as at September 1, 2018 as a result of adopting IFRS 9 (along with comparison to lAS 39).

Classification	IAS 39	IFRS 9
Cash	Loans and receivables	Amortized cost
Accounts and other receivables	Loans and receivables	Amortized cost
Deposits	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilties	Amortized cost
Convertible debentures	n/a	FVTPL
Contingent consideration	Other financial liabilties	Amortized cost
Put option redemption liability	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Customer points liability	Other financial liabilities	Amortized cost
Promissory notes payable	Other financial liabilties	Amortized cost
McLaren loan	Other financial liabilties	Amortized cost
Long-term debt	Other financial liabilties	Amortized cost

There was no impact on the Company’s consolidated financial statements as result of adopting IFRS 9.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

3.	Significant Accounting Policies (Continued) Recent Accounting Pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

i)	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

ii)	IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

iii)	In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on balance sheet finance leases and off balance sheet operating leases. Instead, there is a single, on balance sheet accounting model that is similar to current finance lease accounting.

iv)	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

4.	Acquisition of Eden Games

On February 27, 2018, the Company closed a share purchase agreement (the “Purchase Agreement”) to acquire a 100% interest in Eden Games S.A. (“Eden Games”), a French based publisher of racing video games (the “Transaction”), with payment of the cash and share consideration under the Purchase Agreement previously having been completed on January 16, 2018.

The terms of the Transaction are as follows:

-	The Company made aggregate cash payments of €6,905,039 ($8,462,125) and issued 59,180 common shares, ascribed a fair value of $2,314,216 to shareholders of Eden Games in exchange for acquiring an approximate 83.2% majority interest.
-	The Company is obligated to pay additional purchase price consideration of €1,275,000 ($1,489,277) to the founders of Eden Games within a five day period after October 31, 2018 should certain milestones be achieved, which have been completed.

As at August 31, 2019 the present value of the contingent consideration is nil (2018 – €1,238,566 ($1,446,719)), which is calculated based on a combination of probabilities ranging from n/a (2018 -100%; February 27, 2018 - 50% to 100%) or meeting milestone targets, and a discount rate of 19% (2018 – 19%; February 27, 2018 - 3.5%). During the year ended August 31, 2019, the Company settled the contingent consideration obligation through cash payments of €280,705 ($313,363), with the remaining balance settled through the Series Two convertible debt issuance (Note 12).

The Company and the sellers of Eden Games had certain call and put options:

-	Until February 27, 2019, the Company had an option to purchase the remaining 104,831 common shares of Eden Games, that is does not own, at €12.16 ($14.20) per share (€1,274,745 ($1,480,744)) in total). This option expired unexercised.
-	From February 28, 2019 to March 29, 2019, the founders of Eden Games had an option to sell their remaining 104,831 common shares to the Company at €12.16 ($14.20) per share (€1,274,745 ($1,488,600) in total). On March 28, 2019, this option was exercised.
-	Until May 30, 2019, the Company had an option to purchase the 36,478 remaining “P” common shares of Eden Games at €24.32 ($28.40) per share (€887,145 ($1,035,975) in total). This option expired unexercised.
-	Until February 27, 2019, the minority shareholders of Eden Games had an option to sell their remaining “P” common shares to the Company at €12.16 ($14.20) per share (€443,572 ($517,120) in total). This option expired unexercised.
-	During the six month period starting from the exercise of the 8,250 incentive warrants by their holders, the Company has an option to exchange the shares receivable upon exercise of the 8,250 incentive warrants for 3,164 Torque shares.
-	Before February 27, 2020, each Eden Games warrant holder has an option to exchange their warrants for Torque options (3 options in total).

The written put options on the remaining common shares of Eden Games were recorded at the present value of the strike price of the put options. Using a discount rate of 3.5%, the present value of the common share put option as at August 31, 2018 was €1,249,020 ($1,458,930) (February 27, 2018 – €1,227,383 ($1,511,449) and the present value of the “P” common share put option as at August 31, 2018 was €434,621 ($507,663) (February 27, 2018 – €427,093 ($515,938)). The present value was accreted to the redemption amount over the term of the option. The Company recorded accretion expense of $39,633 (2018 - $34,673) with respect to the put option redemption liability, during the year ended August 31, 2019.

As the fixed price put options transferred the risks and rewards of ownership of the minority interest to the parent, a non-controlling interest was not recorded during the year ended August 31, 2018 with respect to the shareholdings covered by the put options.

On expiry of the unexercised option during the year ended August 31, 2019, a non-controlling interest of $547,727, calculated as 4.3% of the net assets of Eden Games at the date of expiration was recognized.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

4.	Acquisition of Eden Games (Continued)

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. On a proforma basis, if the acquisition of Eden Games would have occurred at the beginning of the Company’s fiscal year (September 1, 2017), the net loss and revenue attributed to Eden Games would have been estimated to be $5,159,000 and $3,436,000, respectively. The net loss and revenue attributed to Eden Games since acquisition (February 28, 2018) to August 31, 2018 is $4,852,000 and $2,634,000, respectively, recorded in the statement of loss.

	€	$
Consideration Paid
Cash	6,905,039	8,462,125
59,180 common shares	1,888,385	2,314,216
Put option redemption liability	1,654,476	2,027,387
Contingent consideration	937,251	1,148,601
Call option	16,480	20,196
	11,401,631	13,972,525

Fair value of Identifiable Assets Acquired
Cash	347,446	425,795
Prepaid expenses	28,300	34,682
Amounts receivable	283,082	346,917
Tax credits receivable	285,747	350,183
Deposits	25,164	30,838
Property and equipment (Note 8)	106,417	130,414
Intangible assets (Note 7)	5,773,503	7,075,428
Goodwill (Note 6)	5,657,060	6,932,727
Deferred tax liability	(217,903)	(267,040)
Accounts payable and accrued liabilities	(477,514)	(585,368)
Long-term debt (Note 13)	(318,995)	(390,928)
Minority interest warrants	(90,676)	(111,123)
	11,401,631	13,972,525

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

4.	Acquisition of Eden Games (Continued)

The Company tested Eden Games’ goodwill and long-lived assets for impairment as at August 31, 2019 and 2018. When assessing whether or not there is an impairment, the recoverable amount of the CGU was determined based on a fair value less cost to sell calculation which uses cash flow projections based on financial budgets covering a five year period and an after tax discount rate of 37.7% (2018 - 38.6%) per annum. The cash flows beyond the five year period have been extrapolated using a growth rate between 0% to 5% (2018 - 2%) per annum.

The Company believes cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions to August 31, 2019 on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGUs.

During the year ended August 31, 2019, it was determined that the Company underperformed relative to revenue forcasts for the year. Accordingly, performance was assessed and future revenue growth was reduced, which in turn resulted in a reduced value assigned to goodwill. Accordingly, as at August 31, 2019, the Company recorded a goodwill impairment charge of $5,886,260 on its consolidated statement of loss and comprehensive loss.

5.	Long-term Investment

In July 2017, the Company invested €1,125,000 ($1,328,077) to acquire 17.3% of Alt Tab Productions, a Paris, France-based Esports company and the owner of OGaming.TV (“Alt Tab”). The Company has a contractual obligation to increase its investment to 38.46% on a fully diluted basis, through a second closing of €1,375,000 ($1,595,000). The Company’s interest was designated as fair value through profit and loss and recorded at fair value, with changes recognized in the consolidated statements of loss and comprehensive loss

The Company entered into a call option agreement to purchase the remaining Alt Tab Shares (the “Call Option”). The purchase price under the Call Option is either: (i) three and a half times Alt Tab’s trailing twelve months of revenue, subject to adjustments contemplated in the agreement, and exercisable between January 12, 2019 and July 12, 2020, payable, at the election of the Company, in cash or a combination of cash and common shares of the Company; or (ii) five times Alt Tab’s trailing twelve months of revenue, subject to adjustments contemplated in the agreement, and exercisable between July 12, 2018 and January 12, 2019, payable, at the election of the Company, in cash or a combination of cash and common shares of the Company. Under either Call Option (i) or (ii), if the Company chooses to issue common shares of the Company as part of the consideration, it can only be for up to 30% of the purchase price. An extension was granted with respect to the contractual obligation to increase its investment to 38.46% in exchange for €200,000 ($233,000) being deposited into escrow as a partial payment of the remaining €1,375,000 ($1,606,000) second closing obligation. The Company paid the extension fee to escrow and requested additional financial information from Alt Tab. To date, this information has not been provided. Furthermore, the Company has become aware of certain breaches by Alt Tab under the terms of the Agreement. Additionally, during the year ended August 31, 2018, Alt Tab allegedly converted €200,000 ($233,000) wired by the Company into shares of Alt Tab improperly and without the requisite consent from the Company.

Attempts to enquire about, or seek remedy to, these breaches have gone unanswered. Accordingly, as at August 31, 2018, the Company recognized a charge of $1,570,777 on its consolidated statements of loss and comprehensive loss for the year then ended. The Company is assessing options open to it.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

6.	Goodwill

Balance, August 31, 2017	$1,714,868
Acquired on acquisition of Eden Games (Note 4)	6,932,727
Impairment of goodwill of Ideas and Cars	(1,391,859)
Effect of foreign exchange	(347,935)

Balance, August 31, 2018	$6,907,801
Impairment of goodwill of Eden Games (Note 4)	(5,886,260)
Effect of foreign exchange	(370,187)
Balance, August 31, 2019	$651,354

The Company tested the Stream Hatchet goodwill balance of $312,623 (2018 - $330,022) as at August 31, 2019 and 2018 for impairment. When assessing whether or not there is an impairment, the recoverable amount of the CGU was determined based on a fair value less costs to sell calculation which uses cash flow projections based on financial budgets covering a five year period and an after tax discount rate of 34.6% (2018 - 34.6%) per annum. The cash flows beyond the five year period have been extrapolated using between a 0% and 10% growth rate per annum growth rate. No impairment charge was determined to be necessary.

In the case of IDEAS+CARS in 2018, and Eden Games in 2019, revenue forecasts fell short of that achieved, resulting in a revision of the underlying assumptions and an impairment charge being recognized of $1,391,859 and $5,886,260 for the years ended August 31, 2018 and 2019, respectively. As at August 31, 2019, goodwill attributable to IDEAS+CARS and Eden Games was $nil and $338,731, respectively.

7.	Intangible Assets

	Application
Cost	Platforms	Software	Brand	Contracts	Total
August 31, 2017	$514,192	$370,000	$1,090,000	$1,137,395	$3,111,587
Acquired on acquisition (Note 4)	294,120	5,147,100	1,519,395	114,813	7,075,428
Impairment	-	-	(802,645)	(886,335)	(1,688,980)
Foreign exchange	(15,168)	(243,904)	(73,484)	(15,563)	(348,119)

August 31, 2018	$793,144	$5,273,196	$1,733,266	$350,310	$8,149,916
Additions	-	-	-	140,239	140,239
Foreign exchange	(32,821)	(217,398)	(70,273)	(12,957)	(333,449)

August 31, 2019	$760,323	$5,055,798	$1,662,993	$477,592	$7,956,706

Accumulated Amortization
August 31, 2017	$514,192	$41,110	$24,778	$18,957	$599,037
Amortization	47,707	954,779	379,159	241,528	1,623,173
Foreign exchange	(1,082)	(22,016)	(11,063)	(8,124)	(42,285)
August 31, 2018	$560,817	$973,873	$392,874	$252,361	$2,179,925
Amortization	90,667	1,700,615	296,357	53,033	2,140,672
Foreign exchange	(23,207)	(40,150)	(15,929)	(9,333)	(88,619)

August 31, 2019	$628,277	$2,634,338	$673,302	$296,061	$4,231,978

Carrying Value
At August 31, 2018	$232,327	$4,299,323	$1,340,392	$97,949	$5,969,991
At August 31, 2019	$132,046	$2,421,460	$989,691	$181,531	$3,724,728

During the year ended August 31, 2019, the Company recorded an impairment of brands and customer contracts in the amount of $nil (2018 - $802,645 and $886,335, respectively).

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

8.	Property and Equipment

	Computer	Furniture
Cost	Equipment	and Fixtures	Total
August 31, 2017	$126,381	$4,000	$130,381
Effect of foreign exchange	(1,335)	(7,039)	(8,374)
Additions	55,347	116,841	172,188
August 31, 2018	$180,393	$113,802	$294,195
Additions	17,839	2,612	20,451
Effect of foreign exchange	10,894	6,884	17,778
August 31, 2019	$209,126	$123,298	$332,424

Accumulated Depreciation
August 31, 2017	$55,401	$4,000	$59,401
Effect of foreign exchange	5,826	-	5,826
Depreciation	56,752	9,345	66,097
August 31, 2018	$117,979	$13,345	$131,324
Effect of foreign exchange	7,137	788	7,925
Depreciation	55,973	54,567	110,540
August 31, 2019	$181,089	$68,700	$249,789

Carrying Value
At August 31, 2018	$62,414	$100,457	$162,871
At August 31, 2019	$28,037	$54,598	$82,635

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

9.	Leasehold Improvements

Leasehold
Cost	Improvements
August 31, 2017	$917,438
Impairment	(862,973)
August 31, 2018	$54,465
Additions	-
August 31, 2019	$54,465

Accumulated Depreciation
August 31, 2017	$47,943
Depreciation	3,208
August 31, 2018	$51,151
Depreciation	696
August 31, 2019	$51,847

Carrying Value
At August 31, 2018	$3,314
At August 31, 2019	$2,618

During the year ended August 31, 2019, the Company impaired leaseholds in the amount of $nil (2018 - $862,973) pertaining to its ESports facility in Las Vegas.

10.	Credit Facility

On April 23, 2018, the Company entered into an agreement for a $10 million revolving multi-draw credit facility (“Credit Facility”) with Eastmore Global Ltd. (“Eastmore”), with an initial drawdown under the facility of $1.1 million. During the year ended August 31, 2018, $1.1 million was advanced and $25,315 of interest incurred. On July 13, 2018, the Company repaid the advance and accrued interest. The Company does not intend to draw upon this facility in the future.

The terms of the credit facility are as follows:

●	Annual interest rate of 10% on the principal amounts drawn.
●	A maturity date of twelve months from the last drawdown.
●	The initial amount will be drawn on the initial funding date (“Initial Funding Date”). In connection with the initial drawdown, the Company is obligated to issue 516,800 common shares. Upon the July 13, 2018 principle and interest repayment, Eastmore forgave the obligation to issue the initial drawdown shares.
●	For each subsequent drawdown the lender will receive a number of common shares equal to twenty per cent (20%) of the drawdown at an issue price equal to the closing price of the common shares on the TSX-V on the day prior to the drawdown using an exchange rate of CAD$1.292 for $1, rounded down to the nearest share.
●	Future draws under the facility do not require specific conditions precedent, but are at the discretion of the lender.
●	If the Company draws down the full $10 million under the facility, the lender shall be entitled to a security interest against all the assets of the Company, but prior to such occurrence the facility shall be unsecured.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

11.	Promissory Notes Payable

On September 30, 2018, the Company received $200,000 in working capital advances in the form of promissory notes from two companies for which a director of Torque is a senior officer. These promissory notes are unsecured, have a term of one year, and carry interest at 18%. As of August 31, 2019, interest of $33,131 has been accrued.

During the year ended August 31, 2019, the Company converted $387,611 in residual Series One convertible debt (see Note 12), to a promissory note payable from a corporation of which a director of the Company is a senior officer. The note is unsecured, bears interest at 6% and is due on demand. As of August 31, 2019, interest of $1,322 had accrued.

Additionally, the promissory notes were increased by CAD$320,540 ($230,820), representing additonal amounts owed to an arm’s length corporation and an individual who is associated with a corporation of which a director of Torque is a senior officer. The notes are unsecured, non-interest bearing, and are due on demand.

12.	Convertible Debt

The following is the convertible debt activity for the year ended August 31, 2019.

Convertible Debt - Series One

Commencing December 18, 2018 through June 27, 2019 the Company closed seven tranches of a non-brokered private placement of convertible debentures (“Series One” or “the first series”) with an aggregate principal amount of CAD$3,536,350 ($2,655,090). The debentures mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$6.75 ($5.08) per unit for the first 12 months and thereafter at a price of CAD$7.50 ($5.64) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$6.75 ($5.08) per share for the first 12 months and thereafter at a price of CAD$7.50 ($5.64) per share for a period of five years from the issuance of the debentures. The Series One convertible debentures included a call option in which the Company could force exercise of the warrants if the stock price exceeded CAD$27.00 ($20.30) for five consecutive trading days.

The funding from this debenture issuance originated from a corporation of which a director of the Company is a senior officer.

A trading restriction of four months is applicable to the common shares issued on exercise of the conversion option. Additionally, at any time, the holder cannot convert to hold more than 10% of the common shares of the Company.

The fair value of the Series One convertible debentures at the date of issuance was estimated using the binomial lattice model with the following assumptions: share price of CAD$0.50-$7.87 ($0.37-$6.00); term of 2 years; conversion price and warrant exercise price of CAD$6.75 ($5.08) for the first twelve months and CAD$7.50 ($5.64) for the last twelve months; interest rate of 12%; expected volatility of 125%; risk-free interest rate of 1.44%-1.90%; exchange rate of 0.7409-0.7624; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures was CAD$3,536,350 ($2,658,734).

On July 8, 2019, a substantial amount of the convertible debt was extinguished and exchanged for a new “Series Two” convertible debenture described below. At the date of the exchange, the Series One convertible debentures had a fair value of $2,431,489 (CAD$3,181,676), resulting in a recognition of a gain on extinguishment of debt of $205,407.

The fair value of the Series One convertible debentures on extinguishment, was estimated using the binomial lattice model with the following assumptions: share price of CAD$1.80 ($1.38); term of 1.45-1.97 years; conversion price and warrant exercise price of CAD$6.75 ($5.08) for the first twelve months and CAD$7.50 ($5.64) for the last twelve months; interest rate of 12%; expected volatility of 125%; risk-free interest rate of 1.66-1.69%; exchange rate of 0.7642; and an expected dividend yield of 0%.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

12.	Convertible Debt (Continued)

Convertible Debt - Series One

Balance, August 31, 2017 and 2018	$-
Issuance	2,655,090
Extinguishment of convertible debt	(205,407)
Conversion to Series Two convertible debt	(2,431,489)
Interest	105,078
Foreign exchange	264,339
Conversion to promissory note payable (Note 11)	(387,611)
Balance, August 31, 2019	$-

Convertible Debt - Series Two

On July 8, 2019 through August 8, 2019, the Company completed three tranches of a non-brokered private placement of convertible debentures (the “second series” or “Series Two”) in the principal amount aggregating CAD$15,000,012 ($11,401,984). Included in the amounts raised were CAD$5,113,112 ($3,844,200) received from companies associated with a corporation with which a director of the Company is a senior officer. The debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. The debenture holders may convert all or a portion of the convertible loan principal into units of the Company at a price of CAD$0.50 ($0.38) per unit. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$0.50 ($0.38) per share for a period of five years from the issuance. The Company shall be entitled to call for the exercise of any outstanding warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $3.00 for fifteen consecutive trading days. The Series Two Convertible debentures includes a call option in which the Company may force exercise of the warrants if the stock price exceeds CAD$3.00 ($2.26) for fifteen consecutive trading days, starting six months from the closing date.

A trading restriction of four months is applicable to the common shares issued on exercise of the conversion option. Additionally, at any time, the holder cannot convert to hold more than 10% of the common shares of the Company.

The fair value of the Series Two convertible debentures at the date of issuance was estimated using the binomial lattice model with the following assumptions: share price of CAD$1.60-$2.20 ($1.21-$1.68); term of 3 years; conversion price and warrant exercise price of CAD$0.50 ($0.38); interest rate of 6%; expected volatility of 140%; risk-free interest rate of 1.29%-1.61%; exchange rate of 0.7543-0.7642; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures was CAD$15,000,012 ($11,401,984).

On August 20, 2019, convertible debentures in the amount of CAD$72,000 ($54,035) were converted into 144,000 units (see Notes 15 and 16). The fair value of the Series Two convertible debentures at the time of conversion was estimated using the binomial lattice model with the following assumptions: share price of CAD$5.25 ($3.94); term of 2.97 years; conversion price and warrant exercise price of CAD$0.50 ($0.38); interest rate of 6%; expected volatility of 140%; risk-free interest rate of 1.27%; exchange rate of 0.7505; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures is CAD$81,813 ($61,400). This value was split between common shares and warrants as $31,026 and $30,374, respectively.

As at August 31, 2019, the fair value of the Series Two convertible debentures was CAD$16,666,100 ($12,532,723). The fair value of the Series Two convertible debentures on August 31, 2019 was estimated using the binomial lattice model with the following assumptions: share price of CAD$5.05 ($3.80); term of 2.85-2.94 years; conversion price and warrant exercise price of CAD$0.50 ($0.38); interest rate of 6%; expected volatility of 140%; risk-free interest rate of 1.27%; exchange rate of 0.7519; and an expected dividend yield of 0%.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

12.	Convertible Debt (Continued)

Convertible Debt - Series Two

Balance, August 31, 2017 and 2018	$-
Issuance	8,970,495
Conversion of Series One convertible debt	2,431,489
Conversion	(31,026)
Warrants issued on conversion	(30,374)
Interest	72,035
Foreign exchange	(416,428)
Change in fair value	1,536,532
Balance, August 31, 2019	$12,532,723

13.	Long-term Debt and McLaren Loan

Long-term Debt

On September 9, 2014, Eden Games entered into a loan arrangement with Banque Publique d’Investissement (“BPI”) for €450,000 ($525,600). This loan is unsecured, non-interest bearing and matures on June 30, 2022, with the first payment paid on September 30, 2017. Fees of €13,000 ($15,000) were paid in connection with the loan. The loan bears interest at 0% per annum. As at August 31, 2019, the present value of the loan was $246,288 (2018 - $304,163), with accretion of $58,896 (2018 - $nil) having been charged to the Company’s statements of loss and comprehensive loss for the year then ended. A discount rate of 11% was used (2018 - 11%).

The loan is repayable as follows:

2020	€ 90,000 ($99,000)
2021	€ 90,000 ($99,000)
2022	€ 90,000 ($99,000)

McLaren Loan

On February 9, 2018, IDEAS+CARS entered into a loan arrangement with McLaren Marketing Limited (“McLaren”) for £95,320 ($123,622). This loan was unsecured, non-interest bearing and payable on April 30, 2018. On April 3, 2018, McLaren discontinued its involvement and provided termination notice. As at August 31, 2018, £88,906 ($115,303) was due to McLaren. On January 4, 2019, the balance owing to McLaren was settled for a cash payment of $68,170.

14.	Stock Options

The following table reflects the continuity of stock options for the years ended ended August 31, 2019 and 2018:

		Weighted Average
	Number of	Exercise Price
	Stock Options	(CAD$)	(US$)
Balance, August 31, 2017	93,700	12.75	9.59
Granted(2)	157,333	36.75	27.64
Exercised	(16,967)	10.50	7.90
Expired/Cancelled	(70,000)	53.25	40.05
Balance, August 31, 2018	164,066	18.75	14.10
Granted(1)	26,667	9.75	7.33
Expired/Cancelled	(86,133)	35.88	26.99
Balance, August 31, 2019	104,600	14.73	11.08

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

14.	Stock Options (Continued)

(1)	On September 14, 2018, the Company granted 26,667 stock options to the Company’s Chief Executive Officer with an exercise price of CAD$9.75 ($7.33) per share, expiring on September 14, 2025. The fair value of these options at the date of grant was estimated using the Binomial lattice option pricing model with the following assumptions: a share price of CAD$9.75 ($7.33) a seven year expected life; 194% expected volatility; risk-free interest rate of 2.30%; and an expected dividend yield of 0%. The fair value assigned to these options was $188,175. The options vest in accordance with certain established performance measurements.

(2)	On October 30, 2017, the Company granted 40,000 stock options to a director with an exercise price of CAD$58.50 ($44.00) per share, expiring on October 30, 2027. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a ten year expected life; 238% expected volatility, share price of CAD$63.75 ($47.95) risk-free interest rate of 1.96%; and an expected dividend yield of 0%. The fair value assigned to these options was $1,989,526. The options vest in tranches over two years from the date of grant, subject to certain performance milestones. These options were cancelled on May 4, 2018.

On November 3, 2017, the Company granted 6,667 stock options with an exercise price of CAD$60.00 ($45.13) per share, expiring on November 3, 2022. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$60.00 ($45.13); a five year expected life; 263% expected volatility; risk-free interest rate of 1.66%; and an expected dividend yield of 0%. The fair value assigned to these options was $341,886. The options vest monthly over a three year period. These options were cancelled on July 30, 2018.

On November 22, 2017, the Company granted 13,333 stock options with an exercise price of CAD$57.75 ($43.44) per share, expiring on November 22, 2027. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$63.00 ($47.39); a ten year expected life; 246% expected volatility; risk-free interest rate of 1.90%; and an expected dividend yield of 0%. The fair value assigned to these options was $659,354. The options vest monthly over a two year period.

On January 12, 2018, the Company granted 14,667 stock options with an exercise price of CAD$54.00 ($40.62) per share, expiring on January 12, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$63.00 ($47.38); a five year expected life; 251% expected volatility; risk-free interest rate of 1.97%; and an expected dividend yield of 0%. The fair value assigned to these options was $733.181. The options vest monthly over a three year period. On July 30, 2018, 13,333 of these options were cancelled. The remaining options were cancelled during the year ended August 31, 2019.

On January 13, 2018, the Company granted 3.333 stock options with an exercise price of CAD$54.75 ($41.18) per share, expiring on January 12, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$63.00 ($47.39); a five year expected life; 251% expected volatility; risk-free interest rate of 1.97%; and an expected dividend yield of 0%. The fair value assigned to these options was $166,625. The options vest monthly over a three year period. These options were cancelled on July 30, 2018.

On January 19, 2018, the Company granted 10,000 stock options with an exercise price of CAD$54.00 ($40.62) per share, expiring on January 12, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$60.00 ($45.13); a five year expected life; 251% expected volatility; risk-free interest rate of 2.02%; and an expected dividend yield of 0%. The fair value assigned to these options was $476,041. The options vest monthly over a two year period.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

14.	Stock Options (Continued)

(2)	(Continued)

On February 28, 2018, the Company granted 2,000 stock options with an exercise price of CAD$40.50 ($30.46) per share, expiring on February 28, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$48.00 ($36.11); a five year expected life; 246% expected volatility; risk-free interest rate of 2.04%; and an expected dividend yield of 0%. The fair value assigned to these options was $75,112. The options vest quarterly over a two year period.

On March 20, 2018, the Company granted 667 stock options with an exercise price of CAD$51.00 ($38.36) per share, expiring on March 20, 2023. The fair value of these options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: a share price of CAD$51.00 ($38.36); a five year expected life; 264% expected volatility; risk-free interest rate of 2.04%; and an expected dividend yield of 0%. The fair value assigned to these options was $20,387. The options vest quarterly over a three year period.

On July 25, 2018, the Company granted 66,667 stock options with an exercise price of CAD$10.50 ($7.90) per share, expiring on July 25, 2025. The fair value of these options at the date of grant was estimated using the Binomial lattice option pricing model with the following assumptions: a share price of CAD$10.50 ($7.90) a seven year expected life; 181% expected volatility; risk-free interest rate of 2.30%; and an expected dividend yield of 0%. The fair value assigned to these options was $560,334. The options vest in accordance with certain established performance measurements.

Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options.

The following table reflects the stock options issued and outstanding as of August 31, 2019:

	Remaining Exercise Price		Weighted Average Number of Contractual	Options
Expiry Date	(CAD)	(USD)	Life (years)	Outstanding
January 12, 2023	54.00	40.62	3.37	10,000
March 20, 2023	51.00	38.36	3.55	667
July 30, 2025	10.50	7.90	5.92	66,667
September 14, 2025	9.75	7.33	6.04	26,666
November 9, 2026	10.50	7.90	7.20	600
	12.74	9.58	5.84	104,600

Of the 104,600 options outstanding (2018 - 164,066), 2,511 (2018 - 19,748) are exercisable as at August 31, 2019. During the year ended August 31, 2019, share-based compensation expense was $73,843 (2018 - $2,305,039).

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

15.	Warrant Liability

Warrant
Liability
Balance at August 31, 2017	$7,188,957
Change in fair value	(4,908,704)
Impact of warrants exercised during the year	(3,910,215)
Units issued as part of private placement	2,474,324
Foreign exchange	(25,117)

Balance as at August 31, 2018	$819,245
Warrants issued	28,551
Change in fair value	(552,820)
Expiration of warrants	(3,667)
Impact of warrants exercised during the year	(5,488)
Foreign exchange	10,974

Balance as at August 31, 2019	$296,795

The movements in the number and estimated fair value of outstanding warrants issued are as follows:

	Number of	Weighted-average exercise price	Weighted-average exercise price
	warrants	(CAD)	(USD)
Outstanding, August 31, 2017	184,299	$23.25	$17.49
Granted	253,935	51.00	38.36
Exercised	(98,676)	(18.75)	(14.10)
Outstanding, August 31, 2018	339,558	$45.00	$35.25
Granted (vii)	144,000	0.50	0.38
Exercised (i)	(1,333)	(3.75)	(3.00)
Expired (iii)	(42,471)	(54.00)	(42.00)
Outstanding, August 31, 2019	439,754	$29.90	$23.14

Exercisable	Warrants Outstanding				Warrants
						Weighted
		Average		Average		Average
		Exercise		Remaining	Weighted	Exercise
	Number	Price		Contractual	Number	Price
Expiry Date	Outstanding	(CAD)	(USD)	Life (years)	Exercisable	(CAD)	(USD)
August 8, 2024 (vii)	144,000	$0.50	$0.38	4.94	144,000	$0.50	$0.38
October 20, 2019 (i)	41,818	3.75	2.82	0.14	41,818	3.75	2.82
January 9, 2020 (vi)	115,442	90.00	67.70	0.36	115,442	90.00	67.70
February 8, 2020 (v)	9,919	90.00	67.70	0.44	9,919	90.00	67.70
July 12, 2020 (iv)	128,575	12.75	9.59	0.37	128,575	12.75	9.59

	439,754	$30.56	$22.99	1.84	439,754	$30.56	$22.99

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

15.	Warrant Liability (Continued) Warrants

(i)	During the year ended August 31, 2018, the holders of 534 of the 43,685 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$3.75 ($2.82). As a result of the underlying exercise of warrants, the Company received CAD$2,000 ($1,550) in cash proceeds and a proportionate fair value of $25,025 of the underlying warrants was transferred to share capital. The value was calculated using the Black Scholes option pricing model with the following assumptions: a 1.57 years as expected average life; share price of CAD$51 ($38.36); exercise price of CAD$3.75 ($2.82); 137% expected volatility based on the changes in the Company’s historical stock prices over the expected life of the warrants; risk free interest rate of 1.84%; and an expected dividend yield of 0%.

As at August 31, 2018, the fair value of the remaining 43,151 warrants payable was determined to be $264,881 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.14 years as expected average life; share price of CAD$10.50 ($7.90); exercise price of CAD$3.75 ($2.82); 139% expected volatility; risk free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options.

During the year ended August 31, 2019, the holders of 1,333 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$3.75 ($3.00). As a result of the underlying exercise of warrants, the Company received CAD$5,000 ($3,815) in cash proceeds and a proportionate fair value of $5,488 of the underlying warrants was transferred to share capital.

As at August 31, 2019, the fair value of the remaining 41,818 warrants payable was determined to be $60,391 as calculated using the Black Scholes option pricing model with the following assumptions: a 0.14 years as expected average life; share price of CAD$5.05 ($3.80); exercise price of CAD$3.75 ($2.82); 114% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. On October 20, 2019, these options expired unexercised.

(ii)	During the year ended August 31, 2018, the holders of all 88,889 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$15.00 ($11.28). As a result of the underlying exercise of warrants, the Company received CAD$1,333,333 ($1,000,000) in cash proceeds and a proportionate fair value of $3,611,986 of the underlying warrants was transferred to share capital.

(iii)	As at August 31, 2018, the fair value of 42,471 warrants payable was determined to be $3,660 as calculated using the Black Scholes option pricing model with the following assumptions: a 0.39 years as expected average life; share price of CAD$10.50 ($7.90); exercise price of CAD$54.00 ($40.62); 124% expected volatility; risk free interest rate of 2.04%; and an expected dividend yield of 0%. During the year ended August 31, 2019, these warrants expired unexercised.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

15.	Warrant Liability (Continued)

(iv)	On July 13, 2018, the Company closed a non-brokered private placement at a price of CAD$9.00 ($6.77) per unit. The Company issued 257,149 units for gross proceeds of CAD$2,314,344 ($1,757,050). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Torque. Each whole warrant entitles the holder to acquire one common share of Torque for a period of 18 months from the date of issuance of the warrant, at an exercise price of CAD$12.75 ($9.59) per share. Cash costs of issue were $11,487.

On issuance, the fair value of the 128,575 warrants issued was $267,750 as calculated using the Black-Scholes option pricing model with the following assumptions: a 18 months expected average life; share price of CAD$7.50 ($5.64); 102% expected volatility; risk free interest rate of 1.92%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at August 31, 2018, the fair value of the 128,575 warrants issued was $469,789 as calculated using the Black-Scholes option pricing model with the following assumptions: a 1.37 year expected average life; share price of CAD$10.50 ($7,90); 268% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at August 31, 2019, the fair value of the 128,575 warrants issued was $167,285 as calculated using the Black-Scholes option pricing model with the following assumptions: a 0.37 year expected average life; share price of CAD$5.05 ($3.80); 268% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

(v)	As at August 31, 2018, the fair value of the 9,919 warrants issued was determined to be $8,625 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.44 years as expected average life; share price of CAD$10.50 ($7.90); exercise price of CAD$90 ($67.70); 114% expected volatility; risk free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at August 31, 2019, the fair value of the 9,919 warrants issued was determined to be $4,514 as calculated using the Black Scholes option pricing model with the following assumptions: a 0.44 years as expected average life; share price of CAD$5.05 ($3.80); exercise price of CAD$90 ($67.66); 265% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants. On January 9, 2020, these warrants expired unexercised.

(vi)	As at August 31, 2018, the fair value of the 115,442 warrants issued was determined to be $72,290 as calculated using the Black Scholes option pricing model with the following assumptions: a 1.36 years as expected average life; share price of CAD$10.50 ($7.89); exercise price of CAD$90 ($67.70); 114% expected volatility; risk free interest rate of 2.04%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at August 31, 2019, the fair value of the 115,442 warrants issued was determined to be $34,231 as calculated using the Black Scholes option pricing model with the following assumptions: a 0.36 years as expected average life; share price of CAD$5.05 ($3.80); exercise price of CAD$90 ($67.66); 268% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants. On February 8, 2020, these warrants expired unexercised.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

15.	Warrant Liability (Continued)

(vii)	On August 20, 2019, the Company issued 144,000 warrants in conjunction with the conversion of 144,000 units of convertible debt. Each resulting unit was comprised of one common share of the Company and one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company for a period of five years at an exercise price of CAD$0.50 ($0.38) per share. The fair value of the 144,000 warrants issued was determined to be $26,735 as calculated using the Black Scholes option pricing model using the cyclical method with the following assumptions: a 5 years as expected average life; share price of CAD$0.25 ($0.19); exercise price of CAD$0.50 ($0.38); 211% expected volatility; risk free interest rate of 1.19%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at August 31, 2019, the fair value of the 144,000 warrants was determined to be $30,374 as calculated using the Black Scholes option pricing model with the following assumptions: a 4.96 years as expected average life; share price of CAD$0.25 ($0.19); exercise price of CAD$0.50 ($0.38); 211% expected volatility; risk free interest rate of 1.19%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

16.	Share Capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares

(b)	Issued and outstanding - Common Shares

	Shares	Consideration
Balance, as at August 31, 2017	1,513,032	$11,633,752
Common shares issued on private placements, net of costs (i)(iii)	507,870	12,211,746
Common shares issued for services (ii)	5,535	270,340
Issuance of warrants	-	(2,495,354)
Common shares issued on acquisition (Note 4)	59,180	2,314,216
Common shares issued on exercise of options	16,967	296,398
Common shares issued on exercise of warrants	98,676	5,341,979

Balance, August 31, 2018	2,201,260	$29,573,077
Common shares issued on conversion of convertible debt (Note 12)	144,000	31,026
Common shares issued on exercise of warrants	1,333	9,303

Balance, August 31, 2019	2,346,593	$29,613,406

i)	On January 9, 2018 and February 8, 2018, the Company closed two tranches of a non-brokered private placement at a price of CAD$52.50 ($39.49) per unit. The Company issued 250,721 units for gross proceeds of CAD$13,162,852 ($10,596,096). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Torque. Each whole warrant entitles the holder to acquire one common share of Torque for a period of 24 months from the date of issuance of the warrant, at an exercise price of CAD$90 ($67.70) per share.

The Company paid certain finder’s fees to eligible parties in connection with the private placement and 1,389 finder warrants, each finder warrant exercisable into a common share of the Company for a period of 24 months at CAD$90 ($67.70) per share. Total cash costs of issue and finders fees amounted to CAD$105,034 ($95,450).

The grant date fair value of the 115,442 warrants issued upon close of the first tranche was $2,062,162 as calculated using the Black-Scholes option pricing model with the following assumptions: a 24 months expected average life; share price of CAD$41.25 ($31.03); 137% expected volatility; risk free interest rate of 1.79%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

16.	Share Capital (Continued)

(b)	Issued and outstanding - Common Shares (Continued)

The grant date fair value of the 9,919 warrants issued upon close of the second tranche was $175,442 as calculated using the Black-Scholes option pricing model with the following assumptions: a 24 months expected average life; share price of CAD$41.25 ($31.03) ; 137% expected volatility; risk free interest rate of 1.83%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

The fair value of the 1,389 finders’ warrants issued upon close of the second tranche was $34,463 as calculated using the Black-Scholes option pricing model with the following assumptions: a 24 months expected average life; share price of CAD$41.25 ($31.03); 177% expected volatility; risk free interest rate of 1.83%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

ii)	On November 28, 2018, the Company issued 5,535 common shares (ascribed a fair value of $270,340, based on the quoted price of shares on the date of issue) to the Company’s chief marketing officer as a contractually obligated performance bonus.

iii)	On July 13, 2018 the Company closed a non-brokered private placement at a price of CAD$9.00 ($6,77) per unit. The Company issued 257,149 units for gross proceeds of CAD$2,314,344 ($1,757,050). Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Torque. Each whole warrant entitles the holder to acquire one common share of Torque for a period of 18 months from the date of issuance of the warrant, at an exercise price of CAD$12.75 ($9.59) per share. Cash costs of issue were $11,487.

The grant date fair value of the 128,575 warrants issued was $257,750 as calculated using the Black-Scholes option pricing model with the following assumptions: a 18 months expected average life; share price of $11.63; 102% expected volatility; risk free interest rate of 1.92%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in historical stock prices over the expected life of the warrants.

17.	Capital Management

The Company considers its capital to be its shareholders’ equity. As at August 31, 2019, the Company had shareholders’ deficiency of $ 7,960,633 (2018 - shareholders’ equity of $6,789,672. The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the years ended August 31, 2019 and 2018. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of August 31, 2019, the Company was not compliant with Policy 2.5.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

18.	Commitments and Contingencies

i)	Operating Leases

Eden Games is obligated under operating leases for use of its office premises for the period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($27,463) is required every quarter. Annual future minimum rental payments under operating leases are as follows:

2020	€ 100,000 ($109,851)
2021	€ 100,000 ($109,851)
2022	€31,250 ($34,328)

Ideas + Cars is obligated under the terms of a facilities use agreement for event and meeting premises amounting to €180,851 ($198,997) for an event planned in July 2020.

ii)	Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil ($nil) and €125,560

($149,880) for the years ended August 31, 2019 and 2018, respectively.

iii)	Software Contract

The Company is committed under the terms of a software license agreement until June 1, 2021 for annual fees of $87,907, or $154,484 in aggregate.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

18.	Commitments and Contingencies (Continued)

iv)	Consulting Contracts

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay six months severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds £100,000 ($121,561) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($121,561). As no triggering events have taken place related to the contingencies to August 31, 2019, no provision has been made in these consolidated financial statements

The Company is committed under the terms of a business development services contract for aggregate payments of CAD$586,500 ($441,143) over a period of 36 months commencing July 1, 2019 to Rockstar Kids Ltd., a corporation controlled by a company where a senior officer is a director of Torque.

The Company is committed under the terms of a management services agreement commencing September 3, 2019 for six months at $20,000 per month and a 25% success fee, or $150,000 in aggregate.

v)	Employment Contracts

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

vi)	Litigation

The Company is subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

vii)	Contingent Consideration and Shares to be Issued

In connection with the Company’s acquisition of IDEAS+CARS Ltd. on July 27, 2017, the principal shareholder of IDEAS+CARS, entered into a three-year agreement with the Company to act as Chief Marketing Officer of the Company and received CAD$357,000 ($256,911) of common shares (5,535 shares issued January 17, 2018) and up to 106,667 additional common shares upon meeting certain performance milestones based on an issuance price of the greater of CAD$43.50 ($32.72) and the common share closing price on the day prior to the respective milestone date. The agreement stipulates an equivalent share payout of CAD$600,000 ($451,320) in the first year, and CAD$957,000 ($720,000) on the second, third, and fourth anniversaries of the agreement upon meeting annual revenue targets of £272,000 ($347,700), £416,047 ($531,900), £535,707 ($684,900) and £655,023 ($837,400) in the first through fourth years, respectively, with a minimum share equivalent payout of CAD$400,000 ($300,880) annually.

As at August 31, 2019, the estimated fair value of the contingent consideration is $473,364 (2018 - $667,342), which is calculated based on a combination of probabilities ranging from 5%-10% (2018 – 10%-100%) of meeting milestone targets, and a discount rate of 19% (2018 – 19%). Based on milestones met to August 31, 2019, $760,216 (2018 - $455,736) was reflected as shares to be issued as at August 31, 2019.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

19.	Discontinued Operations

During the year ended August 31, 2019, the Company ceased operations in PGL Nevada subsidiary. Accordingly, the operational results for this subsidiary have been presented as a discontinued operation and accordingly, comparative figures for the year ended August 31, 2018 have been restated.

The operating results of PGL Nevada for the years ended August 31, 2019 and 2018 are presented as discontinued operations as follows:

For the year ended August 31,	2019	2018

Revenues
Event income	$538,137	$99,354

Expenses
Salaries and wages	75,010	175,106
Sponsorships and tournaments	-	232,603
Professional fees	152,670	278,201
Advertising and promotion	(341)	80,361
Travel	34,170	1,345
Rent	955,272	235,468
Office and general	140,730	95,078
Insurance	19,128	16,643
Interest and bank charges	56,666	-
Impairment of leasehold improvements	-	862,973

Total expenses	1,433,305	1,977,778

Net loss from discontinued operations	$(895,168)	$(1,878,424)

The net cash flows from discontinued operations for the years ended August 31, 2019 and 2018 are as follows:

For the year ended August 31,	2019	2018

Net cash provided by (used in) operating activities	$111,227	$(10,666)
Net cash used in financing activities	(118,191)	-

Change in cash	(6,964)	(10,666)
Cash, beginning of year	6,964	17,630

Cash, end of year	$-	$6,964

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

20.	Segmented Information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s CEO as they are primarily responsible for the allocation of resources and the assessment of performance.

The CODM uses net loss, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. All revenue streams for the business are managed by divisional managers. Having considered these factors, management has judged that the Company comprises one operating segment under IFRS 8. As such, the disclosures required under IFRS 8 for the consolidated financial statements are shown on the face of the consolidated statement of loss and comprehensive loss and consolidated statement of financial position.

Geographical Breakdown

August 31, 2019

	North	United	European
	America	Kingdom	Union	Total
Assets	$4,414,852	$261,196	$6,009,649	$10,685,697
Long-term assets	$1,470,000	$17,889	$4,443,446	$5,931,335
Net (loss)	$(5,504,961)	$(760,155)	$(8,472,882)	$(14,737,998)

August 31, 2018

	North	United	European
	America	Kingdom	Union	Total
Assets	$318,744	$2,541	$14,587,330	$14,908,615
Long-term assets	$-	$-	$13,218,030	$13,218,030
Net (loss)	$(6,521,189)	$(3,329,195)	$(1,653,079)	$(11,503,463)

As at August 31, 2019, cash of $nil and $2,217,819 (2018 - $9,748 and $60,760) was held in US and Canadian Chartered banks, respectively, $529,642 held in Euros in the European Union (2018 - $537,163), and $79,553 held in GBP in the United Kingdom (2018 - $262).

The Group’s revenue disaggregated by primary geographical markets is as follows:

For the Year Ended August 31, 2019

	North	United	European
	America	Kingdom	Union	Total
Games development income	$-	$-	$3,371,472	$3,371,472
Membership income	$-	$-	$835,361	$835,361
Event income	$474	$12,154	$-	$12,628
Total	$474	$12,154	$4,206,833	$4,219,461

For the Year Ended August 31, 2018

	North	United	European
	America	Kingdom	Union	Total
Games development income	$-	$-	$2,634,395	$2,634,395
Membership income	$-	$-	$-	$-
Event income	$36,486	$585,554	$277,049	$899,089
Total	$36,486	$585,554	$2,911,444	$3,533,484

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

21.	Fair Value and Financial Risk Factors Risk Management

In the normal course of business, the Company is exposed to a number of risks that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

Fair Values

The Company has designated its cash and short term and long term investments as FVTPL which are measured at fair value. Fair value of cash is determined based on transaction value and is categorized as a Level 1 measurement. Short term investments are categorized as Level 2 measurement, long-term investment is classified as Level 3 measurement, and warrant liability is categorized as Level 2 measurement.

-	Level 1 - includes quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 - includes inputs that are observable other than quoted prices included in Level 1.

-	Level 3 - includes inputs that are not based on observable market data.

As at August 31, 2019 and 2018, both the carrying and fair value amounts of the Company’s cash, accounts and other receivables, government remittances receivable, accounts payable, promissory notes payable and accrued liabilities, McLaren loan, put option redemption liability, customer points liability, and contingent consideration are approximately equivalent due to their short term nature.

Fair Value of Financial Instruments

The following table presents the changes in fair value measurements of the investment in Alt Tab (Note 5) classified as Level 3 during the years ended August 31, 2019 and 2018. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	2019	2018
Balance, beginning of year	$-	$1,328,077
Purchase at cost	-	242,700
Unrealized (loss)	-	(1,570,777)
Balance, end of year	-	-

A sensitivity analysis was performed on key inputs of the convertible debenture valuations (see Note 12) using the binomial lattice model:

-	A 10% increase or decrease in volatility would result in a $7,000 change in the fair value of the convertible debt outstanding as of August 31, 2019.
-	A 10% increase or decrease in share price would result in a $200,000 change in the fair value of the convertible debt outstanding as of August 31, 2019.
-	A 10% increase or decrease conversion price would result in a $13,000 change in the fair value of the convertible debt outstanding as of August 31, 2019.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to accounts and other receivables. Management believes credit risk with respect to financial instruments included in accounts and other receivable is minimal. As at August 31, 2019 and 2018, all of the Company’s accounts receivable are current and the allowance for doubtful accounts is $nil. The Company’s maximum exposure to credit risk as at August 31, 2019 and 2018 is the carrying value of accounts and other receivables.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

21.	Fair Value and Financial Risk Factors (Continued) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations. The Company manages its liquidity risk by forecasting it operations and anticipating its operating and investing activities. All amounts comprising of accounts payable and accrued liabilities, customer points liability, McLaren Loan, put option redemption liability, contingent consideration, current portion of long-term debt and promissory notes payable of $ 4,862,086 (2018 - $6,635,775) are due within one year.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market risk factors. The market risk factor that affects the Company is foreign currency risk.

Foreign Currency Risk

The Company is exposed to foreign currency risk due to the timing of their accounts payable balances, valuation of its warrant liability and contingent share obligation due to the use of prevailing exchange rates in the valuation process. The risk associated with accounts payable mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. Warrant liability and contingent share liability are noncash items with foreign exchange variances presented as gains or losses on the Company’s consolidated statements of loss and comprehensive loss. Aside from these items, the Company is not exposed to significant foreign currency risk based on its current operations.

Concentration of Risk

During the year ended August 31, 2019, two (2018 - three) customers represented 75% (2018 - 87%) of revenue and as at August 31, 2019, 54% (2018 - 75%) of accounts and other receivables.

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over the next twelve months:

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, GBP and Canadian dollars. Sensitivity to a plus or minus one percentage point change in exchange rates would impact the reported net loss by approximately $37,836 for the year ended August 31, 2019 (2018 - $125,000). The Company is also exposed to foreign currency risk on fluctations of financial instruments related to short-term debt, long-term debt, promissory notes payable and convertible debt. Sensitivity to a plus or minus one percentage point change in exchange rates would impact the reported net loss by approximately $134,011 for the year ended August 31, 2019 (2018 - $3,041).

22.	Related Party Transactions and Balances

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	2019	2018
Total compensation paid to key management	$1,401,724	$1,112,051
Share based payments	$28,834	$1,853,445

Total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the years ended August 31, 2019 and 2018. Amounts due to related parties as at August 31, 2019 with respect to the above fees were $124,717 (2018 - $252,797). These amounts are unsecured, non-interest bearing and due on demand.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

22.	Related Party Transactions and Balances (Continued)

Included in accounts and other receivables is $35,365 (2018 - $nil) in advances due from the Company’s Chief Executive Officer. This amount is unsecured, bear no interest and are due on demand.

Included in prepaid expenses is $431,608 (2018 - $nil) for future consulting fees paid to a corporation related to a company of which a director of the Torque is a senior officer.

During the year ended August 31, 2019, the Company expensed $87,281 (2018 - $115,989) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for:

(i)	Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company;
(ii)	Bookkeeping and office support services;
(iii)	Corporate filing services; and
(iv)	Corporate secretarial services.

The Marrelli Group is also reimbursed for out of pocket expenses.

Both Marrelli Support and DSA are private companies. Robert Suttie is the President of Marrelli Support.

During the year ended August 31, 2018, 16,667 common shares were issued through the exercise of options, in aggregate, to two directors of the Company on exercise of stock options to settle debt of $135,118.

During the year ended August 31, 2018, 13,295 units were issued to three directors pursuant to the January 9, 2018 and July 13, 3018 private placement for gross proceeds of $412,954.

On January 12, 2018, the Company granted 14,667 stock options to directors of the Company with an exercise price of CAD$54.00 ($40.62) per share, expiring on January 12, 2023. See Note 14.

On January 13, 2018, the Company granted 3,333 stock options to a director of the Company with an exercise price of CAD$54.75 ($41,18) per share, expiring on January 12, 2023. See Note 14.

On January 19, 2018, the Company granted 10,000 stock options to an officer of the Company with an exercise price of CAD$54.00 ($40.62) per share, expiring on January 12, 2023. See Note 14.

On July 25, 2018, the Company granted 66,667 stock options to an officer of the Company with an exercise price of CAD$10.50 ($7.90) per share, expiring on July 25, 2025. See Note 14.

On October 30, 2017, the Company granted 40,000 stock options to a director with an exercise price of CAD$58.50 ($44.00) per share, expiring on October 30, 2027. During the year ended August 31, 2018, these options were cancelled. See Note 14.

On November 3, 2017, the Company granted 6,667 stock options with an exercise price of CAD$60.00 ($45.13) per share, expiring on November 3, 2022 to a director of the Company. During the year ended August 31, 2018, these options were cancelled. See Note 14.

On November 22, 2017, the Company granted 13,333 stock options with an exercise price of CAD$57,75 ($43,44) per share, expiring on October 31, 2018 to an officer of the Company. The options were cancelled subsequent to the year ended August 31, 2018. During the year ended August 31, 2018, 10,000 and 3,333 options, with exercise prices of CAD$54.00 ($40.62) and CAD$54.75 ($41.18), respectively, granted to a director of the Company were cancelled.

On September 14, 2018, the Company granted 26,667 stock options with an exercise price of CAD$9.75 ($7.33) per share, expiring on September 14, 2025 to the Chief Executive Officer of the Company.

See also Notes 4, 11, 12, 14, 18 and 25.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

23.	Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2018 - 26.5%) to the effective tax is as follows:

	2019	2018
Loss before income taxes	$(14,847,452)	$(12,363,106)
Expected income tax (recovery)	(3,906,000)	(3,276,000)
Adjustments resulting from:
Difference in foreign tax rates	5,000	(25,000)
Share based compensation and non-deductible expenses	20,000	611,000
Change in tax benefits not recognized	4,025,822	1,830,357

Income tax expense (recovery) reflected in the statement of loss	$144,822	(859,643)

Deferred Income Taxes	2019	2018
Deferred tax assets:
Net operating losses - UK & Spain	$973,091	$109,171
Net operating losses - France	36,387	1,678,553
Net operating losses - Canada	589,904	759,190
Deferred tax liabilities
Intangible assets - France	(973,091)	(1,596,458)
Intangible assets - Spain	(36,387)	(46,444)
Warrants	(589,904)	(759,190)

Net deferred tax asset	$-	$144,822

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the company has the legal right and intent to offset.

Movement in deferred tax liabilities:

	2019	2018
Balance, beginning of year	$144,822	$(447,781)
Recognized in profit/loss	(144,822)	859,643
Recognized in goodwill	-	(267,040)
Balance, end of year	$-	$144,822

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

23.	Income Taxes (Continued)

Unrecognized Deductible Temporary Differences

Deferred taxes are provided as a result of temporary differences that arise due to the difference between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2019	2018
Property and equipment	$397,238	$384,124
Net operating losses carried forward - US	3,710,344	2,814,233
Non-capital losses carried forward - Canada	16,250,993	8,076,460
Share issuance costs	104,177	141,103
Convertible debenture	2,467,289	-
	$22,930,041	$11,415,920

The Canadian non-capital loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect to these items because it can not be determined as probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2034	$462,955
2035	1,062,354
2036	487,105
2037	1,769,706
2038	3,704,437
2039	8,764,436
$16,250,993

The Company has available, non-capital losses of approximately $6,339,000 (€5,752,000). Non-capital losses in France can be carried forward for an unlimited time; however, tax losses can be applied against taxable income in a future year to a maximum of $1,102,000 (€1,000,000) and 50% of taxable income in excess of $1,102,000 (€1,000,000).

24.	Loss Per Share

The calculation of basic and diluted loss per share for the year ended August 31, 2019 was based on the loss attributable the common shareholders of $ 13,842,830 for continuing operations and a loss of $895,168 for discontinued operations, respectively (2018 - $9,625,035 and $1,878,424, respectively), and the weighted average number of common shares outstanding of 2,204,409 (2018 - 1,821,328). Diluted loss per share does not include the effect stock of options, warrants or convertible debt as they are anti-dilutive.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

25.	Subsequent Events

i)	On September 30, 2019, the Company incorporated The Race Media Ltd., a wholly owned subsidiary in England and Wales.

ii)	On October 18, 2019, the Company signed a definitive agreement to acquire a 51 percent interest in motorsport simulator manufacturer, All In Sports SRL (“All In Sports”), incorporated in Italy, for $5,632,000 comprised of the following:

-	Total cash consideration of $1,900,000 to be payable to the shareholders of All In Sports in three tranches on or prior to November 30, 2019.

-	As at August 31, 2019, $1,470,000 had been advanced to All In Sports and is included in long-term investment on the consolidated statements of financial position. Of this amount, a total of $1,350,000 has been advanced as part of the consideration for the purchase price and $120,000 has been advanced as deposits for the purchase of simulators. No interest in accruing on this advance.

-	$3,732,000 to be paid in 1,985,424 common shares of Torque

Torque shall have the option to purchase the remaining 49% of All In Sports beginning 18 months following the closing date and ending 24 months following the closing date for the lesser of: (i) ten times EBITDA for fiscal 2020; or (ii) $20,000,000 based on certain milestones.

The Company shall be entitled to a preferred purchase price for eRacer simulators for a period of two years from the closing date of the transaction. The preferred price shall be the lesser of (i) 20% discount on current fair value or (ii) $240,000 per simulator.

This transaction is subject to regulatory and exchange approval. As of February 14, 2020, this transaction has yet to close.

iii)	On November 7, 2019, the Company entered into a binding letter of intent with LetsGoRacing, a U.K. based automotive YouTube Channel. The parties will enter into a definitive purchase and sale agreement, which will reflect the following terms:

-	Total cash consideration of £315,000 ($384,300) to be payable to the shareholders of LetsGoRacing in tranches ending on the 30th day following the signing of the definitive agreement.

-	£136,000 ($165,920) worth of common shares of the Company to be issued at a price per share equal to the greater of the share price on the date of signing the letter of intent or the date of signing the definitive agreement, with such shares subject to up to a 12 month hold period.

This transaction is subject to regulatory and exchange approval. As of February 14, 2020, this transaction has yet to close.

iv)	On November 6, 2019, the Company signed a definitive agreement to acquire UMG Media Ltd. (“UMG”). The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). UMG shareholders will receive, on an exchange ratio of 0.0643205, common shares of Torque. In total, Torque will issue approximately 4,329,445 Torque Shares (the “Consideration Shares”) in exchange for the UMG securities to be exchanged pursuant to the transaction, including the securities to be issued pursuant to the UMG Private Placement (defined below) (a total of 812,361 of these Torque Shares will be issued to the UMG Private Placement shareholders and the remainder shall be issued to the current UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share will be exchanged for an option or warrant, as applicable, to purchase a Torque share, based upon the exchange ratio.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

25.	Subsequent Events (Continued)

iv)	(Continued)

This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. Pursuant to the Arrangement, Torque has acquired all of the issued and outstanding UMG Shares, by way of a plan of arrangement, based on an exchange ratio of 0.0643205 of a Torque common share for each UMG Share held by the former UMG Shareholders. The plan of arrangement was completed on December 31, 2019.

v)	On November 22, 2019, Torque, Frankly Inc. (“Frankly”), and WinView Inc. (“WinView”) announced that the three companies have agreed to combine to form an integrated news, gaming, sports and esports platform. The parties have until February 14, 2020 to close this transaction, which is subject to various closing conditions, including the audit of the Company.

The three companies have entered into a binding letter agreement (the “Letter Agreement”) that provides for Torque to acquire all of the issued and outstanding common shares of Frankly and all of the issued and outstanding securities of WinView pursuant to (a) a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) or, (b) solely with respect to WinView, a statutory merger under the General Corporation Law of the State of Delaware or another acquisition structure mutually agreed among Torque, Frankly and WinView in respect of Torque’s acquisition of the securities of WinView (an “Alternative Structure”) (collectively, the Plan of Arrangement and an Alternative Structure, if applicable, are referred to as the “Transaction”). In addition, should any amount be awarded from WinView’s patent portfolio, 50% of the net license fees, damage awards or settlement amounts collected from third parties, with such payments to be calculated after deduction for all associated legal costs incurred in connection to such amounts. Upon closing of this transaction, it is expected that Tom Rogers, Chairman of Frankly and WinView will assume the role of the Chairman of the Board and Lou Schwartz (CEO of Frankly) and Darren Cox (CEO of the Company) will act as Co-CEO’s.

The combined company is expected to have the following capital structure:

-	The common shares of Frankly will be exchanged for common shares of Torque on a oneforone basis. Frankly convertible securities will remain outstanding and be exercisable for common shares of Torque on the same terms.

-	Pursuant to the Plan of Arrangement or Alternative Structure, if applicable, holders of securities of WinView will receive common shares of Torque having a total value of $35,000,000, based on a share price of CAD$1.75 ($1.32) per common share of Torque, and/or contingent rights, in exchange for the securities of WinView held by them. The contingent rights will entitle holders to proceeds from the enforcement of WinView’s patent portfolio as further specified in the Letter Agreement.

A certain director of the Company holds 200,000 common shares and 100,000 common share purchase warrants in Frankly. In addition, SOL Global Investments Corp (“SOL Global”), a company related due to the fact that a certain director of the Company serves as its Chief Financial Officer, has disclosed that it was a holder of greater than 10% on a partially diluted basis of shares in the Frankly.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to the Consolidated Financial Statements
For the Years Ended August 31, 2019 and 2018
(Expressed in United States Dollars)

25.	Subsequent Events (Continued)

vi)	On November 26, 2019, signed a binding letter of intent to acquire all of the issued and outstanding shares of DriverDB AB, a Swedish esports racing company, for £400,000 ($488,000) in a combination of cash and common shares of the Company. As of February 14, 2020, a definitive agreement had not been signed.

vii)	On December 18, 2019, the Company closed the first tranche of a nonbrokered private placement of up to 4,000,000 units at a price of $0.94 (CAD$1.25) per unit (the “Offering”) for gross proceeds of up to $3,761,000 (CAD$5,000,000). A total of 872,000 units were issued for cash proceeds of $414,000 (CAD$550,000) and $406,000 (CAD$540,000) issued to creditors to settle amounts owing on the closing of this first tranche of the Offering. Each unit consisted of one common share of the Company and onehalf of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $1.35 (CAD$1.80) per share. Of the $819,000 (CAD$1,090,000) raised, $75,000 (CAD$100,000) were subscribed to by a director of the Company.

viii)	Subsequent to August 31, 2019, $2,454,436 (CAD$3,263,010) of convertible debt was converted into 6,526,020 units, on the same terms as the offering units, resulting in the issuance of 6,526,020 common shares and 6,526,020 warrants.

ix)	Subsequent to August 31, 2019, the Company received $707,068 (CAD$940,000) in unsecured loans from SOL Global. These loans are unsecured, bear interest at 12% per annum and are due on demand.